Exhibit 99.1

Organigram Reports Fourth Quarter 2020 Results

  Q4 2020 net revenue increased 25% to $20.4 million from $16.3 million in Q4 2019
  Q4 2020 gross revenue increased 32% to $25.4 million from $19.2 million in Q4 2019
  Launched 40 new stock keeping units (“SKUs”) since July 2020, including new high THC strains, and further value segment offerings and expect to launch up to 18 more new SKUs in Q2 2021 as part of the Company’s product portfolio revitalization
  Subsequent to quarter-end, invested an additional $2.5 million in Hyasynth Biologicals Inc. as the biotech partner completed a milestone linked to the first commercial sale of cannabinoids produced via biosynthesis
  Subsequent to quarter-end, raised ~$69 million in gross proceeds from an underwritten public offering including the exercise in full of the over-allotment option

MONCTON, New Brunswick--(BUSINESS WIRE)--November 30, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the fourth quarter ended August 31, 2020 (“Q4” or “Q4 2020”).

Select Key Financial Metrics (in $000s) unless otherwise indicated	Q4 2020	Q4 2019	% Change
Gross revenue	25,389	19,235	32%
Excise taxes	(4,989)	(2,945)	69%
Net revenue	20,400	16,290	25%
Cost of sales	29,007	15,543	87%
Gross margin before fair value changes to biological assets & inventories sold	(8,607)	747	-1252%
Fair value changes to biological assets & inventories sold	(20,149)	(11,806)	71%
Gross margin	(28,756)	(11,059)	160%
Adjusted gross margin[1]	6,156	1,491	313%
Adjusted gross margin %[1]	30%	9%	21%
SG&A2	10,830	13,883	-22%
Net loss	(38,590)	(22,456)	72%
Adjusted EBITDA[1]	(2,663)	(7,163)	-63%
Net cash used in operating activities[3]	(10,128)	(15,722)	-36%

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company’s Q4 2020 MD&A for definitions and a reconciliation to IFRS.
2 Sales and marketing and general and administrative expenses (“SG&A”) excluding share-based compensation
3 Q4 2020 net cash used in operating activities has been calculated based on a correction of a presentation error of Q1 to Q3 Fiscal 2020 net cash used in operating activities.

Select Balance Sheet Metrics (in $000s)	31-Aug-20	31-Aug-19	% Change
Cash & short-term investments	74,728	47,935	56%
Biological assets & inventories	71,759	113,796	-37%
Other current assets	23,717	34,550	-31%
Accounts payable & other current liabilities	29,081	43,864	-34%
Working capital	141,123	152,417	-7%
Property, plant & equipment	247,420	218,470	13%
Long-term debt	103,671	46,067	125%
Total assets	435,127	428,525	2%
Total liabilities	135,600	101,519	34%
Shareholders’ equity	299,527	327,006	-8%

“We are excited about Organigram’s prospects as we continue to reinvigorate and diversify our product portfolio with new offerings aimed at delivering the attributes that matter most to consumers,” said Greg Engel, CEO. “Overall, we are very encouraged by the initial responses to our new products and the increased awareness and traction they are receiving against a backdrop of national retail store growth and a growing legal market that continues to displace the illicit market. Our team is more focused than ever on enhancing our agility and execution to capture top-line growth and we believe we have the capital resources and liquidity to support us. We have always operated with financial discipline to pursue profitable growth which is again reflected in positive adjusted EBITDA in full-year fiscal 2020 for the second year in a row.”

Key Financial Results for the Fourth Quarter Fiscal 2020

  Net revenue:
    Q4 2020 net revenue of $20.4 million compared to $16.3 million in Q4 2019 primarily due to:
      Higher flower sales on higher volumes due to the large format, value segment growing and the Company having a number of offerings in this segment
      Adult-use recreational derivative and edible (“Rec 2.0”) product sales that were not yet legal in Q4 2019 and a significant increase in international sales largely due to the supply agreement with Canndoc Ltd., leading Israeli medical cannabis producer, that did not exist in Q4 2019; and
      A lower sales provision for returns and price adjustments in Q4 2020 compared to Q4 2019.
  Gross revenue:
    Q4 2020 gross revenue of $25.4 million compared to $19.2 million in Q4 2019 primarily due to similar factors impacting net revenue described above.
    Q4 2020 gross revenue increased 32% from the prior year period compared to the 25% increase in net revenue reflecting more shipments and the increase in excise taxes as a percentage of gross revenue in Q4 2020.
  Cost of sales:
    Q4 2020 cost of sales of $29.0 million compared to Q4 2019 cost of sales of $15.5 million.
    Higher cost of sales in Q4 2020 was primarily due to:
      Increased sales volumes in Q4 2020;
      Q4 2020 write-offs of excess and unsaleable inventories of $11.1 million, of which $8.3 million related to excess trim and concentrate; and $2.8 million of write-downs and adjustments to net realizable value and
      $3.5 million in unabsorbed fixed overhead as a result of lower production volumes, and $0.2 million related to lump-sum payments paid to temporarily laid-off workers in Q4 2020.
  Gross margin before fair value changes to biological assets and inventories sold:
    Q4 2020 negative gross margin before fair value changes to biological assets and inventories sold of $8.6 million compared to positive $0.7 million in Q4 2019.
    Negative and lower gross margin in Q4 2020 was largely due to higher cost of sales as described above.
  Adjusted gross margin1:
    Q4 2020 adjusted gross margin increased to $6.2 million from $1.5 million in Q4 2019 primarily due to a lower sales provision for returns and price adjustments in Q4 2020 compared to Q4 2019 as discussed above.
  Gross margin:
    Q4 2020 negative gross margin of $28.8 million compared to Q4 2019 negative gross margin of $11.1 million, largely due to negative Q4 2020 gross margin before fair value changes to biological assets and inventories sold as described above as well as greater net non-cash negative fair value changes to biological assets and inventories sold of $20.1 million in Q4 2020 versus $11.8 million in Q4 2019.
  Selling, general & administrative (SG&A) expenses:
    Q4 2020 SG&A of $10.8 million decreased 22% from Q4 2019’s amount of $13.9 million and Q4 2020 SG&A as a percentage of net revenue was 53% compared to 85% in Q4 2019.
    Q4 2019 SG&A included approximately $2.0M of licensing and professional fees that were not expected to recur at the same level and Q4 2020 SG&A reflected the Company’s reduced spending during the ongoing COVID-19 pandemic.
    Q4 2020 SG&A was largely in line with Q3 2020 SG&A of 10.3 million and declined from Q3 SG&A as a percentage of net revenue of 57%.
  Adjusted EBITDA1:
    Q4 2020 negative adjusted EBITDA of $2.7 million improved from Q4 2019 negative adjusted EBITDA of $7.2 million primarily due to higher adjusted gross margin in Q4 2020 as discussed above.
  Net Loss:
    Q4 2020 net loss of $38.6 million, or ($0.199) per share on a diluted basis, compared to Q4 2019 net loss of $22.5 million, or $(0.144) per share, largely due to greater negative gross margin in Q4 2020 as described above.
  Net cash used in operating activities:
    Q4 2020 net cash used in operating activities of $10.1 million decreased from $15.7 million used in Q4 2019 largely due to the prior period’s increase to working capital assets as the Company scaled operations ahead of Rec 2.0 legalization.

Canadian Adult-Use Recreational Market

The Company has been revitalizing its product portfolio with the launch of 40 new SKUs since July 2020 since July 2020, including new high THC strains and additional value segment offerings. Further, the Company expects to launch up to 18 new SKUs in Q2 2021.

Rec 1.0

Value Segment Offerings

  Dried flower remains the largest category in the Canadian adult-use recreational market of all product form factors and the Company believes this category will continue to dominate for the foreseeable future based on the sales history in mature adult use recreational legal markets in the U.S. (California, Colorado, etc.).
  The Company has noted the significant growth in the dried flower value category of the market with intensifying competition including recent entries of lower priced offerings which have caused significant market share shifts within dried flower to the value segment. In response, the Company launched “Buds”2 in Q3 2020 along with a number of other dried flower offerings in larger format sizes of 7g and 15g under the Trailblazer value brand in early Q4 2020. The Company believes Buds is a differentiated single-strain value product and it has been well-received by consumers since it is at an affordable price point but does not have to compete on price alone since it is indoor-grown, whole dried flower and strain specific.
  Further, the Company’s value segment strategy also includes dried flower offerings that were launched in larger format sizes of 7g and 15g under our Trailblazer brand in July 2020.
  Subsequent to quarter-end in mid-September 2020, Organigram expanded its strong value portfolio with the launch of SHRED, a high quality, high potency and affordable dried flower blend that is pre-shredded for consumer convenience. SHRED offers three pre-milled varieties, all with THC of 18% or higher. It is made from whole flower, does not contain any shake or trim and is milled to the same specifications as the Company’s existing pre-roll products. SHRED is currently Organigram’s most affordable dried flower option (on a per gram basis).

New High THC Strains

  Cannabis consumers continue to gravitate towards both high THC dried flower products and cultivar diversity and novelty as supported by available sales data. In early August 2020, the Company announced the launch of three new strains of Edison Cannabis Co. (“Edison”) dried flower products, with higher THC: The General (Grapefruit GG4), Chemdog and limited time offering, Samurai Spy (Ninja Fruit). Going forward, the Company has decided to change naming conventions for many of its offerings to align with the street genetic names for dried flower products as it believes these names will better resonate with consumers.

Rec 2.0

Cannabis-Infused Chocolates

  At the end of July 2020, the Company announced the launch of Trailblazer Snax, a value-priced, cannabis-infused chocolate bar which is made with premium quality ingredients including cocoa butter, all-natural flavors and distillate, while remaining an affordable cannabis-infused option. It is available in either mint or mocha flavours in a 42g bar with 10mg of THC. Each bar can be broken into five sections and is suited for both micro-dosing and full consumption.
  Organigram’s investment in state-of-the art chocolate equipment and manufacturing processes means that each of the five sections of the Trailblazer Snax bar are filled separately, allowing for higher accuracy of infusion. The Company’s chocolate portfolio also consists of Edison Bytes truffles which are available in both milk and dark chocolate formulations. These products are available as single chocolates containing 10 mg of THC each or sets of two truffles containing 5 mg each.
  In addition to a seasonal offering of Trailblazer Kushmas Stix, the Company is also offering Canadian cannabis consumers delicately spiced gingerbread flavours mingled with Edison Bytes’ signature rich milk chocolate. These limited time offerings are available in a two-per-pack format, with each truffle containing 5 mg THC for a total of 10 mg total in the box.

Vape Portfolio

  The Company expects to launch Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges in a new 1g format before the end of Q2 Fiscal 2021 which will extend Organigram’s line up to a suite of trial-size 0.5 g and full-size 1 g cartridges for the 510 vaporizer. Trailblazer Torch offers customers 510 cartridges, high-quality CO2 extract and three unique terpene-infused flavours.
  In addition to the Trailblazer Torch value-segment offerings, the Company’s vape portfolio also includes products for the mainstream and the premium segments: Edison + Feather ready-to-go distillate pens and Edison + PAX ERA® distillate cartridges.

Powdered Beverage Launch

  Subsequent to quarter-end in November 2020, Organigram launched Edison RE:MIX dissolvable cannabis powder. The pre-packaged powder format makes it easy to mix Edison RE:MIX into beverages quickly and discreetly, so the product can be enjoyed, based on the consumer’s own preference, in a wide variety of settings and on occasions of their choosing.
  Edison RE:MIX is available in three formats: two sachets with 5 mg THC per sachet; two sachets with 5:5 mg THC:CBD per sachet; and five sachets with 10 mg CBD per sachet.
  The results of a recent Organigram survey suggest a significant majority of current cannabis consumers (74%) would prefer to add cannabinoids to their beverages by themselves (vs. a pre-mixed beverage). The discreet nature of the product also addresses consumer concerns related to open cannabis consumption.
  According to recent sales data in Colorado, cannabinoid-infused powders have rapidly risen to the top of the beverage category in popularity, representing 55% of the state’s beverage market sales. In fact, 46% of cannabis consumers reported enjoying cannabinoid-infused beverages multiple times a day (Headset – Colorado Market Insights – July 2020). In Canada, estimates suggest the recreational cannabis beverage market represents a $467M category opportunity and it is expected to increase by 15x its current market size over the next five years (Brightfield Group – Canadian Market Size Insights – July 2020).
  As previously announced, Organigram’s researchers have developed a proprietary nano-emulsification technology that generates nano-droplets which are very small and uniform; this provides improved absorption compared to traditional edibles and beverages, potentially allowing for a more reliable and controlled experience.
  With traditional edibles, beverages, and ingestible oil-based extracts, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt.
  The nanoemulsion technology is also anticipated to have increased stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners. The powdered formulation holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

Phase 4 Expansion

  As previously disclosed with Q3 2020 results, the Company decided to indefinitely defer final completion of Phase 4C for additional cultivation capacity (the final stage in Phase 4 cultivation expansion) as originally designed due to excess cultivation capacity versus the current demand in Canada.
  During the quarter, Phase 4C was substantially completed such that it can be occupied, and the Company retains the option to potentially use the space for other opportunities (if and when strategic and/or market factors dictate).

Phase 5 Refurbishment

  Phase 5, while already housing additional post-harvesting rooms (including drying rooms) and a dedicated derivatives and edibles facility, is expected to add additional functionality with expanded extraction capacity at the Moncton Campus.
  Phase 5 was substantially complete at year end. The Company is continuing to work on the installation and commissioning of certain equipment in its edibles and extraction area including its hydrocarbon extraction equipment.

Outlook

  Organigram remains positive on the cannabis market both in Canada and abroad. The most recent data available from Statistics Canada shows that Canadian adult use market sales (which represent the majority of legal cannabis sales in the country) tallied $256 million3 for just the month of September 2020. This represents an annualized run rate of approximately $3.1 billion, which is a record since adult use was legalized in October 2018. Month-over-month sequential growth rate was 5.2% and year-over-year growth for September was 108.5%.
  The Company believes there are a few factors that are providing tailwinds to further industry growth. First the legalization in October of 2019 of Rec 2.0 products has attracted consumers who were not interested in smoking or vaping. New categories such as vape pens, edibles (soft chews, chocolates), beverages to name a few have significantly expanded the addressable market. Second, the number of brick and mortar retail stores has increased significantly particularly in the back half of calendar 2020. Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing which has helped accelerate the conversion of consumers from illicit to legal consumption.
  Notwithstanding the above, the cannabis industry in Canada remains highly competitive and generally oversupplied versus the current market demand considering both regulated licensed producers and the still unfettered illicit market. In early July 2020, the Company announced it had reduced its workforce by 25% in an order to better align its production capacity to prevailing market conditions. After two years of adult-use recreational legalization in Canada, consumer trends and preferences continued to solidify, including significant growth in the large format value segment, a desire for higher THC potency particularly in dried flower as well as a penchant for newness including new genetic strains and novel products. Organigram began a product portfolio revitalization earlier this year in an effort to address what it believed to be some of the biggest trends in order to grow sales and capture market share.
  At the same time, the number of retail stores in Canada began to grow meaningfully for the first time since legalization and in September 2020, Ontario’s cannabis retail regulator began doubling the number of licenses from 10 to 20 per month and is now on pace to add up to 40 stores per month, resulting in accelerated growth for Canada’s largest adult-use cannabis market. Since July 2020, the number of retail stores in Canada’s 10 provinces grew one-third and increased approximately 140% in Ontario alone.
  With a leaner workforce, the Company experienced some reductions in production, cultivation, processing and packaging capacity. At certain times, this contributed to delays in the product launches for its portfolio revamp and hindered consistent order fulfillment, particularly for high velocity items. The Company believes this resulted in some meaningful missed revenue opportunities in Q4 Fiscal 2020 and in Q1 Fiscal 2021. With substantial retail store growth in play, the Company is evaluating its processes and supply chain, including the benefit of gradually scaling up staffing, to help ensure improved order fulfillment rates and in turn, potentially realize greater sales opportunities. Further, as many of the Company’s product launches are recent and some are still to come, the Company believes it will still take time for the new products to reach their full potential and gain market share to drive meaningful sales growth.
  Organigram also continues to make investments in new genetics and improved cultivation processes to increase THC potency and introduce new strains into the highly important dried flower and pre-roll categories. As discussed in the “Phase 4 Expansion” section of this press release, the Company intends to cultivate at less than its full cultivation capacity for the foreseeable future partly to help increase THC potency in its plant, which is anticipated to result in a negative non-cash adjustment to cost of sales for unabsorbed fixed overhead costs.
  In addition to Rec 1.0, the Company plans to continue to expand on Rec 2.0, which it believes will increasingly become a larger relative category in line with mature U.S. legal markets. As indicated in previous quarters, the Company expects some production inefficiencies to persist in the near term and impact gross margin while it continues to launch new Rec 2.0 products and optimize production. Outside of Canada, the Company continues to serve international markets (Israel and Australia) from Canada via export permits and looks to augment sales channels internationally over time. International sales increased significantly in Q4 Fiscal 2020 from the prior year period as Organigram shipped its first product to Canndoc Ltd. in August 2020 under its supply agreement with the Israeli cannabis medical producer. In early Q1 Fiscal 2021, the Israeli Ministry of Health Israel amended its quality standards for imported medical cannabis. The Company has identified a pathway for demonstrating compliance with these updated standards and has initiated a process which, if completed successfully, will allow it to continue to supply product into the Israeli market.
  Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential move to U.S. federal legalization of cannabis (THC) has increased momentum but the timing remains difficult to predict. As the Company continues to monitor and develop a potential U.S. THC strategy, it continues to evaluate CBD entry opportunities in the United States.

Liquidity and Capital Resources

  Organigram ended the quarter with $74.7 million in cash and short-term investments compared to $47.9 million at August 31, 2019, an increase of $26.8 million which is a result of the two at-the-market (ATM) equity offerings and draws against the Company’s term loan facility, offset by investments in working capital and property, plant and equipment. During the quarter, the Company drew an additional $30 million under the term loan such that no available capacity remained at quarter-end.
  On November 12, 2020, the Company closed an underwritten public offering (the “Offering”) of 37,375,000 units (the “Units”) at a price of $1.85 per Unit, including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The Company expects to use the net proceeds from the offering working capital and other general corporate purposes and to pay down its term loan balance as described below.
  On November 27, 2020, the Company amended its Facilities pursuant to an amended and restated credit agreement (“Amended and Restated Credit Agreement”) with BMO and the syndicate of lenders to: (i) reduce the Term Loan amount from $115 million to $60 million based on a repayment of $55 million to be made on December 1, 2020 of the outstanding Term Loan balance of $115 million; (ii) have repayments on the balance of the Term Loan commence on February 28, 2021 in an amount equal to $1.5 million per quarter; (iii) reduce the Revolver commitment to $2 million from up to $25 million; (iv) adjust the minimum quarterly EBITDA covenants to be maintained by the Company commencing on February 28, 2021 and continuing through to maturity, thereby removing this covenant for the fiscal period ended November 30, 2020 and eliminating the reversion of the financial covenants to that of the original structure on November 30, 2021; (v) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (vi) reduce the minimum unrestricted cash balance requirement to $20 million, which is already inclusive of the $8 million restricted investment currently outstanding. The interest rate margin will be fixed from November 27, 2020 through to maturity on May 31, 2021.
  As at November 29, 2020, excluding the $8.0 million of restricted investment (GIC), the Company had $135 million in cash and short-term investments. After completing the $55 million term loan repayment on December 1, 2020, on a pro forma basis the Company would have $80 million in cash and short-term investments and $60 million in long-term debt.

Capital Structure

in $000s	31-Aug-20	31-Aug-19
Current and long-term debt	115,266	49,576
Shareholders’ equity	299,527	327,006
Total debt and shareholders’ equity	414,793	376,582
in 000s
Outstanding common shares	194,511	156,196
Options	9,029	8,833
Restricted share units	893	842
Performance share units	127	-
Total fully-diluted shares	204,560	165,872

Outstanding basic and fully diluted share count as at November 24, 2020 is as follows:

in 000s	24-Nov-20
Outstanding common shares	232,088
Options	8,144
Restricted share units	871
Performance share units	125
Total fully-diluted shares	241,228

Fourth Quarter and Full Year Fiscal 2020 Conference Call

The Company will host a conference call to discuss its results with details as follows:

Date: November 30, 2020

Time: 8:00am Eastern Time

To register for the conference call, please use this link:
http://www.directeventreg.com/registration/event/4687978

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast: https://event.on24.com/wcc/r/2625442/2C164D33CA068A822C82053411FBA767

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including, target production capacity, and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These non-IFRS financial performance measures are defined below. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company’s Q3 2020 MD&A for definitions and, in the case of adjusted EBITDA, a reconciliation to IFRS amounts.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and a Toronto Stock Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales, expected improvement to gross margins before fair value changes to biological assets and inventories, the Company’s plans and objectives including around its credit facility, availability and sources of any future financing; expectations regarding the impact of COVID-19, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; plans for further construction or expenditures at the Moncton Campus, estimates of costs for completion of those Phases and uses of spaces therein; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; statements regarding the future market of the Canadian cannabis market and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, timing to receive any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company’s internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) and available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov including the Company’s most recent MD&A and AIF available from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to the Company’s Q4 2020 MD&A for definitions and a reconciliation to IFRS.

2 In Q3 Fiscal 2020, the Company launched its first value offering of dried flower in a large size format of 28g under Trailer Park Buds (TPB) brand. In early Q4 Fiscal 2020, the Company announced it is making changes to the TPB brand and logo but in the immediate terms has moved to a modified version of TPB, “Buds”.

3 Statistics Canada, Cannabis Stats Hub, Accessed: November 26, 2020, (https://www150.statcan.gc.ca/n1/pub/13-610-x/cannabis-eng.htm)

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice-President, Investor Relations
amy.schwalm@organigram.ca
416-704-9057

For Media enquiries:
Marlo Taylor
Gage Communications
mtaylor@gagecommunications.ca